EXHIBIT 99.1

News Release

September 29, 2014

Kamada Announces Second Extension of Strategic Agreement with Baxter

Increases minimum Glassia sales through 2017 to a total of over $190 million since 2010

NESS ZIONA, Israel (September XX, 2014) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announced today the second extension to supply Glassia® to Baxter in its strategic agreement with the biopharmaceutical business of Baxter International Inc.  Through the extended agreement, Kamada secured $26 million in additional revenues of Glassia, the Company’s proprietary, ready-to-infuse liquid alpha-1 antitrypsin (AAT) treatment that is indicated as a chronic augmentation and maintenance therapy in adults with clinically evident emphysema due to severe congenital AAT deficiency, through 2017.  As a result, Kamada expects that total revenue generated through this agreement from October 2010 through end of 2017 will increase to a minimum of $191 million compared with a minimum of $110 million contained in the original agreement executed in 2010 and a minimum of $165 million contained in the May 2013 extension.

In addition, the Company reports that the supply of Glassia to Baxter has been extended through 2017 and that the transition to royalty payments for Glassia produced by Baxter is not expected to begin before 2018. Until that time, Kamada will continue to produce Glassia for distribution by Baxter.  Kamada is confident in its ability to support the increased demand from Baxter throughout the term of the amended agreement.

In 2010, Kamada and Baxter entered into an exclusive strategic cooperation agreement for the distribution and license of Glassia.  Under the agreement, Baxter is the exclusive distributor of Glassia in the U.S., Canada, Australia and New Zealand, and is licensed to produce Glassia using Kamada’s technology at a Baxter facility for sales in those countries.

“We are delighted to announce this second extension to the purchase obligation in our strategic agreement with Baxter as it validates the growing market acceptance of Glassia in the U.S. and underscores the strength of our partnership agreement with Baxter.  Securing revenues through 2017 provides us with better visibility into revenues for the coming years,” stated David Tsur, co-Founder and Chief Executive Officer of Kamada.

“We recently announced the U.S. Food and Drug Administration’s (FDA) approval of a meaningful change in infusion rate for Glassia, following a study conducted by Baxter.  For an average adult patient weighing approximately 70kg, the new infusion rate reduces the weekly infusion time from 70 minutes down to about 15 minutes as determined by the comfort and response of the patient.  We expect this change to potentially drive additional revenues in the coming years beyond the minimum revenues in the agreement.  This reduction in the infusion time, along with the product’s ready-to-infuse feature, strengthens the strategic partnership between Kamada and Baxter.

“The expected increase in Glassia sales highlights the growing value of our core protein therapeutics business.  In addition, we have a robust clinical development program, which includes several studies underway to support the expansion of intravenous Glassia to include type-1 diabetes and graft-versus-host-disease, two areas of unmet need.  Together, these strengthen our leadership position in plasma-derived AAT therapy to treat orphan drug indications.  We look forward to building upon our base Glassia business in the U.S. and to the continuation of our long-standing relationship with Baxter,” concluded Mr. Tsur.

About Glassia
Glassia is the first available ready-to-infuse liquid alpha1-proteinase inhibitor and is indicated as a chronic augmentation and maintenance therapy in adults with clinically evident emphysema due to severe congenital AAT deficiency. Glassia is administered intravenously once a week to augment the levels of AAT in the blood.  AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue protective and antimicrobial properties. Glassia is approved by the FDA and is marketed through a strategic partnership with Baxter International in the United States. Please see the full prescribing information for Glassia at: http://www.baxter.com/downloads/healthcare_professionals/products/Glassia_PI.pdf

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins.   AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-infuse, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxter International.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed pivotal Phase 2/3 clinical trials in Europe and entered Phase 2 clinical trials in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron	Anne Marie Fields
CFO	LHA
ir@kamada.com	212-838-3777
afields@lhai.com